

Mail Stop 3561

October 22, 2009

Mr. Mitch Powers
Chief Executive Officer and President
Coyote Hills Golf, Inc.
711 North 81st Place
Mesa, Arizona 85207

> **Re: Coyote Hills Golf, Inc.**
> **Amendment No. 2 to Item 4.01 Form 8-K**
> **Filed October 19, 2009**
> **File No. 333-145088**

Dear Mr. Powers:

We have reviewed your filing and response letter filed October 19, 2009 and have the following comment. We think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment 2 to Item 4.01 Form 8-K Filed October 19, 2009

1.   We note your disclosure that your Board of Directors approved the dismissal of Moore & Associates, Chartered. Since we view the dismissal of one accountant and the engagement of another accountant as two separate events, please disclose whether the decision to engage De Joya Griffith & Company was also recommended or approved by your Board of Directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

As appropriate, please amend your filing and respond to our comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant